UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant's name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of Nordic American Tankers Limited (the "Company"), dated November 15, 2012, announcing the Company's 3Q2012 report and the establishment of a non-amortizing credit facility that extends to the autumn of 2017.

This report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-183643) that was filed with the U.S. Securities and Exchange Commission with an effective date of August 30, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: November 15, 2012	By: /s/ Herbjørn Hansson
Herbjørn Hansson Chairman, Chief Executive Officer and President

Exhibit 1

Nordic American Tankers' 3Q2012 Report. NAT is very well positioned for a market upswing. Dividend declared. NAT's strength has become significantly enhanced and is fully financed up to November 2017.

Hamilton, Bermuda, November 15, 2012

 In conjunction with today's third quarter report, Nordic American Tankers Limited ("NAT" or the "Company") is pleased to point out that its financial position has been further strengthened by the establishment of a non-amortizing credit facility that extends to the autumn of 2017. NAT has very low net debt per vessel ($6.4m) and the low debt policy will prevail. The new credit facility has been made at a time when the tanker industry is facing financial challenges. NAT is strong and the new credit facility is one more reason why NAT should be differentiated from some other tanker companies which are in deep trouble. Our objective is always to have a strong balance sheet, allowing the Company to navigate wisely into the future and at the same time support its shareholders with dividends. The Company is very well positioned for a market upswing.

Nordic American Tankers Limited today announced that it has declared a dividend of $0.30 per share for 3Q2012.  Active discussions are on-going with shipbuilding interests and we have inspected several acquisition candidates in 2012. NAT achieved an average daily rate of $10,700, an improvement on the same period last year, when the rates achieved were around $8,000 per day. When the market turns, which often takes place quickly, the dividend can be expected to increase. Our fleet is in top technical condition. NAT has the financial resources to maintain it in that way. We invest in effective energy saving measures in our vessels as detailed later in this report, reducing emissions and making the vessels greener.

The Company will pay the dividend on or about December 12, 2012 to shareholders of record as of November 29, 2012. Starting in the fall of 1997, when NAT began its operations, the Company has paid a quarterly dividend for 61 consecutive quarters. Including the dividend to be paid in 4Q2012, the total dividend payments over this period amount to $43.94 per share.

Key points to consider:

•	Earnings per share in 3Q2012 was -$0.44, compared with -$0.15 in 2Q2012 and -$0.80 in 3Q2011.

•
The Company has entered into an agreement to acquire the remaining 50% stake in Orion Tankers Ltd., the Suezmax pool that was established last autumn. This gives us greater control of our chartering activities and strengthens our client relationships. The price is less than $500,000 for the 50%.

•
We continue to focus on cost efficiency - both in administration and onboard our vessels. We have outlined in broader detail some of the measures we are implementing to reduce energy use on the ships, especially for the main engines.  Typically, dependent on each individual ship, the reduced consumption could be in the range of 5 - 7 tons per day per ship. When speed is reduced to about 11 knots the saving will be approximately 20 tons per day per ship.

•	Spot rates achieved for 3Q2012 were better than 3Q2011. An upturn in the world economy can be expected to impact the spot tanker market rates positively.

•	"Financial Vetting" and focus on the financial strength of shipowners have become an increasingly relevant dimension in the tanker industry. With NAT this is not a concern for charterers.

•	We now see increased scrapping of vessels.

•	The Company does not engage in any type of derivatives.

•	Economic development in Asia remains stable while in Europe the uncertainty continues. Developments in the US are always important.

"The Nordic American System"

It is essential for Nordic American to have an operating model that is sustainable in both a weak and a strong tanker market, which we believe differentiates Nordic American from other publicly traded tanker companies. The Nordic American System is transparent and predictable. As a general policy, the Company has a conservative risk profile. Our dividend payments are important for our shareholders, and at the same time we recognize the need to expand our fleet under conditions advantageous to the company.

NAT maximizes cash flows by employing all of its vessels in the spot market through Orion Tanker Pool which increases the efficiency and utilization of the fleet. The spot market gives better earnings than the time charter market over time.

Growth is a central element of the Nordic American System.  It is essential that NAT grows accretively, which means that over time our transportation capacity increases more percentagewise than our share count.

Nordic American has one type of vessel only - the Suezmax vessel. This type of vessel can carry one million barrels of oil. The Suezmax vessel is highly versatile, able to be utilized on most long-haul trade routes. A homogenous fleet streamlines operating and administration costs, which helps keep our cash-breakeven point low.

The valuation of NAT in the stock market should not be based upon net asset value (NAV), a measure that only is linked to the steel value of our ships and not NAT as an ongoing system.

We pay our dividend from cash on hand.  NAT has a cash break-even level of about $12,000 per day per vessel which we consider low in the industry. The cash break-even rate is the amount of average daily revenue our vessels would need to earn in the spot tanker market in order to cover our vessel operating expenses, cash general and administrative expenses, interest expense and all other charges.

Financial Information

The Board has declared a dividend of $0.30 per share for 3Q2012 to shareholders of record as of November 29, 2012.  The dividend will be paid on or about December 12, 2012. The number of shares outstanding is 52,915,639.

Earnings per share in 3Q2012 were -$0.44 compared to -$0.15 in 2Q2012 and -$0.80 in 3Q2011.

The Company's operating cash flow was -$3.2m for 3Q2012, compared with $10.3m for 2Q2012 and -$5.5m in 3Q2011. Cash earnings per share were -$0.07 in 3Q2012, $0.18 in 2Q2012 and -$0.13 in 3Q2011.

We continue to concentrate on keeping our vessel operating costs low, while always maintaining our strong commitment to safe operations. We pay special attention to the cost synergies of operating a homogenous fleet that consists only of double hull Suezmax tankers.  As we expand our fleet, we do not anticipate that our administrative costs will rise correspondingly. In a weak tanker market other tanker companies may have challenges in keeping up technical standards as they cannot afford to spend the required funds for operations and maintenance.

As a matter of policy, the Company has always kept a strong balance sheet with low net debt and a focus on limiting the Company's financial risk.  This policy will continue.  The new non-amortizing credit facility maturing in the autumn of 2017 creates a good base for long term planning.

The Company is very well placed to take advantage of strong shipping markets, which due to our spot strategy, can be expected to be reflected in increased dividend payouts immediately.

The establishment of the Orion Tanker Pool has resulted in a closer relationship with customers and a stronger position in the market place. The previously announced commercial frame agreement with a subsidiary of a major oil company is the result of a more active marketing policy. We do business with some of the largest oil companies in the world on a regular basis. They demand quality both at sea and onshore. NAT will own 100% of Orion Tankers Ltd. at the turn of the year.  Orion Tankers will continue to produce administrative cost savings and improved penetration of the market.

Prices for newbuildings and second hand tankers continue to be low by historical standards.  NAT is in a good position to buy additional vessels or order new vessels at advantageous prices when the time is right. Such acquisitions would increase the dividend capacity of the Company. It is a prerequisite for any expansion of the fleet that our dividend and earnings capacity per share increase. During the first three quarters of 2012 and up to now we have inspected several vessels for possible acquisition purposes. We are in no rush and we continue to exercise caution in this regard.

Our primary objective is to enhance total return1 for our shareholders, including maximizing our quarterly dividend.

As of September 30, 2012, the Company has net debt of about $6.4m per vessel. In addition, the Company has in place a new non-amortizing credit facility of $430m, of which $250m has been drawn at this time. Cash on hand is $85m.

The credit facility, which matures in the November of 2017, is not subject to reduction by the lenders and there is no obligation to repay principal during the term of the facility. The Company pays interest only on drawn amounts and a commitment fee for undrawn amounts.  This means that our cash breakeven rate of about $12,000 per day per vessel is significantly lower than that of companies with a high leverage.

The tightened terms of commercial bank financing and higher margins on shipping loans are challenging for shipping companies that are highly leveraged. By having little net debt, NAT is better positioned to navigate the financial seas, and we believe this is in the best interests of our shareholders.

For further details on our financial position for 3Q2012, 2Q2012 and 3Q2011, please see later in this release.

The Fleet

The Company has a fleet of 20 vessels at the time of this report.  By way of comparison, in the autumn of 2004, the Company had three vessels. At the end of 2009 and 2010 we had 15 vessels in operation.  Please see the fleet list below. We expect that the expansion process will continue over time and that more vessels can be expected to be added to our fleet. Our vessels are employed in the spot market. The average age of our fleet is 10.6 years.  Our vessels are in excellent technical condition - a priority for us.

Vessel	Dwt	Vessel	Dwt
Nordic Apollo	159,999	Nordic Hunter	151,400
Nordic Aurora	147,262	Nordic Jupiter	157,411
Nordic Breeze	158,597	Nordic Mistral	164,236
Nordic Cosmos	159,998	Nordic Moon	159,999
Nordic Discovery	153,328	Nordic Passat	164,274
Nordic Fighter	153,328	Nordic Saturn	157,332
Nordic Freedom	163,455	Nordic Sprite	147,188
Nordic Grace	149,921	Nordic Vega	163,000
Nordic Harrier	151,475	Nordic Voyager	149,591
Nordic Hawk	151,475	Nordic Zenith	158,645
		Total dwt	3,121,914

The Nordic Harrier (previously named Gulf Scandic) was redelivered to us in October 2010. The vessel had been operated by the charterers since the autumn of 2004. The vessel had not been technically operated according to sound maintenance practices by the charterer. Therefore, NAT has a claim for drydocking and other costs that the charterer is obligated to cover under the bareboat charter. As previously advised, the matter is now in arbitration. We expect it to be heard in 2013.

1 Total Return is defined as stock price plus dividends, assuming  dividends are reinvested in the stock

The Company continues to move aggressively in reducing energy consumption.  We have previously installed Alpha Lubricators on all our vessels, resulting in important cost savings. In addition, we are installing sliding valves on the main engines across the fleet, to be completed in the next few months. This allows our vessels to safely slow steam whenever possible in order to reduce the fuel consumption. We are currently in the process of testing other fuel saving measures and expect to implement those measures having demonstrable gains in efficiency. Many of these are well known and inexpensive to implement, including systems continuously ensuring the optimum trim of the vessel through the water and the latest dynamic weather routing. We are also testing mechanical equipment that ensures optimal water stream over the propeller, maximizing its efficiency and allowing us to run at the same speed at lower revolutions, resulting in fuel savings. For each vessel the investment costs are less than $1 million.  Most of the measures we implement are expected to have a payback time of around a year, and collectively give efficiency gains between 10% and 15%.  This translates into a saving of 5 – 7 tons of fuel per day per ship.

We are also continuously evaluating the latest technical developments from shipbuilders. We believe that the basic technology and design of large seagoing vessels have not changed significantly and are not subject to radical alterations. It should be added, though, that new vessels ordered now from reputable yards have a more energy efficient hull form and more efficient propulsion machinery.

The graph shows the development of bunker prices in $/ton. Based on a daily bunker consumption of 50 tons, a fall in bunker prices of $100/ton represents a $5,000 per day saving per vessel. The quantity and the cost of bunkers consumed are important factors for establishing the time charter equivalent (TCE). A quarter may not be long enough to measure the TCE performance.

We continue to keep high technical quality of our fleet. Five of our vessels have been in scheduled drydock during 3Q2012. One of these vessels is expected to remain in dock into 4Q2012. Total off hire (out of service) for 3Q2012 was 209 days for our fleet of which 188 days were planned off hire. When the suezmax spot tanker market rates are low, the value of time in drydock is less expensive.  Therefore, it is not necessary to leave the drydock yard as quickly as possible. One vessel is scheduled for drydocking in 4Q2012 which completes our drydocking program for the year. We expect 6 vessels to be drydocked in 2013.

World Economy and the Tanker Market

The outlook for the world economy is uncertain. Seaborne imports of crude oil into the US have not increased over the recent past.  Going forward, shale oil and tar sand oil projects may impact the US and Canadian oil sector. The European economies are making progress in agreeing to unified banking terms and financial assistance packages. European economies, however, continue to run significant deficits and face mounting debt, while resistance to deficit reduction measures remains strong. The economies of the Far East generally show continuing growth, although at a slower pace than before. At the current pace, annual crude imports into China will total a new record high in 2012. Tanker market rates are also affected by newbuildings that enter the markets, increasing the supply of vessels. Increased scrapping impacts supply in the other direction. As a matter of policy the Company does not attempt to predict future spot rates. Rates may change quickly, impacting dividend correspondingly. NAT is very well positioned in this situation.

The graph above shows the average yearly spot rates since 2000 as reported by R.S. Platou Economic Research a.s. The daily rates as reported by shipbrokers and by Imarex may vary significantly from the actual rates we achieve in the market, but these rates are in general an indication of the level of the market and its direction. In any analysis of the tanker industry, the direction of the global economy is always the most important factor.

The Suezmax fleet (excl. shuttle tankers) counts 429 vessels at the end of 3Q2012, an increase of 20 since the beginning of the year. 10 vessels were delivered during the second quarter and 13 vessels are planned for delivery in the rest of 2012.

The current orderbook stands at 66 vessels which represent 15% of the Suezmax fleet.  At the time of this report, the orderbook for 2014 counts only 4 Suezmax vessels.

Scrapping activity has increased over the last 6 months. So far this year 20 Suezmaxes have been scrapped compared to 8 during the year 2011. Given the current market condition we expect to see a further increase in the scrapping activity.

Corporate Governance/Conflict of Interests

In the fall of 2010 the New York Stock Exchange Commission presented its final report on corporate governance. The Commission achieved consensus on 10 core principles. These principles include a) building long-term sustainable growth in shareholder value for the corporation as the board's fundamental objective, b) the critical role of management in establishing proper corporate governance, c) good corporate governance should be integrated with the company's business strategy and objectives and d) transparency for corporations and investors, sound disclosure policies and communication beyond disclosure. We believe the principles presented are essential elements of good corporate governance and the Company is in compliance with these principles.

It is vital for NAT to ensure that there is no conflict of interests among shareholders, management, affiliates and related parties.  Interests must be aligned.  We will work to ensure that transactions with affiliates and/or related parties are transparent.

Strategy going forward

Our objective is to have a strategy that is flexible and has benefits in both a strong tanker market and a weak one.  If the market improves, higher earnings and dividends can be expected.   However, if rates remain low, the Company is in a position to buy vessels - secondhand vessels or newbuildings, inexpensively by historical standards. Therefore, the Company is able to improve its relative position in a weak market and is able to reap the benefits of a stronger environment thereafter. Over the recent past the Company has improved its relative position.

After an acquisition of vessels or other forms of expansion, the Company should be able to pay a higher dividend per share and produce higher earnings per share than had such an acquisition not taken place.

Our dividend policy will continue to enable us to achieve a competitive, risk adjusted cash yield over time compared with that of other tanker companies.

NAT is firmly committed to protecting its underlying earnings and dividend potential.

Our Company is well positioned in this marketplace. We shall endeavor to safeguard and further strengthen this position for our shareholders in a deliberate, predictable and transparent way.

We encourage investors who seek exposure to the tanker sector to consider buying shares in NAT.

* * * * *

NORDIC AMERICAN TANKERS LIMITED
CONDENSED STATEMENTS OF OPERATION Amounts in USD '000	Three Months Ended			Nine Months Ended
	Sep. 30, 2012 (unaudited)	June 30, 2012 (unaudited)	Sep. 30, 2011 (unaudited)	Sep. 30, 2012 (unaudited)	Sep. 30, 2011 (unaudited)
Net Voyage Revenue	15 461	28 548	11243	74 484	60 610
Vessel Operating Expenses	(16 198)	(15 660)	(13 847)	(47 952)	(39 467)
General and Administrative Expenses	(3 593 )*	(2 888 )*	(2 826 )*	(12 553 )**	(10 607 )**
Depreciation Expenses	(17 431)	(17 192)	(15 467)	(51 604)	(47 587)
Loss on Contract	0	0	(16 200)	0	(16 200)
Operating Expenses	(37 222)	(35 740)	(48 340)	(112 109)	(113 861)
Net Operating Loss	(21 761)	(7 192)	(37 097)	(37 625)	(53 251)
Interest Income	85	127	0	300	1
Interest Expense	(1 624)	(956)	(498)	(3 522)	(1 303)
Other Financial Income (Expense)	(44)	98	(77)	189	(92)
Total Other Expenses	(1583)	(731)	(575)	(3 033)	(1 394)
Net Loss	(23 344)	(7 923)	(37 672)	(40 658)	(54 645)
Basic Loss per Shares	(0.44)	(0.15)	(0.80)	(0.78)	(1.16)
Basic Weighted Average Number of Common Shares Outstanding	52 915 639	52 915 639	47 270 630	52 424 056	47 111 266
Common Shares Outstanding	52 915 639	52 915 639	47 298 782	52 915 639	47 298 782

*)   The G&A for the three months ended September 30, 2012, June 30, 2012, and September 30, 2011 include non-cash charges of $1.2m, $0.30m and $(0.03m) respectively which are charges related to share based compensation and pension cost.

**)  The G&A for the nine months ended September 30, 2012 and September 30, 2011 include non-cash charges of $4.6m and $2.2m which are charges related to share based compensation and pension cost.
CONDENSED BALANCE SHEETS Amounts in USD '000	Sep. 30, 2012 (unaudited)	Sep. 30, 2011 (unaudited)	Dec. 31, 2011
Cash and Cash Equivalents	85 057	10 404	24 006
Marketable Securities	534	550	583
Accounts Receivable, net	251	14 332	17 586
Accounts Receivable, net related party	12 960	0	1 571
Prepaid Expenses and Other Current Assets	6 278	77 506	39 354
Vessels, Net	986 284	1 008 101	1 022 793
Related Party receivables (Orion Tanker Pool)	36 986	0	18 941
Other Non-current Assets	527	653	551
Total Assets	1 128 877	1 111 546	1 125 385
Accounts Payable	4 783	3 356	4 378
Accounts Payable, related party	880	530	926
Accrued liabilities	3 715	29 301	12 642
Long-term Debt	250 000	170 000	230 000
Deferred Compensation Liability	11 981	9 398	9 876
Shareholders' Equity	857 518	898 961	867 563
Total Liabilities and Shareholders' Equity	1 128 877	1 111 546	1 125 385

	Nine Months Ended		Twelve Months
CONDENSED STATEMENTS OF CASH FLOW	Sep. 30, 2012	Sep. 30, 2011	Dec. 31, 2011
Amounts in USD '000	(unaudited)	(unaudited)
Net Cash Provided by (Used in) Operating Activities	5 936	(465)	(12 163)
Investment in Marketable Securities	0	(795)	(795)
Investment in Vessels	(1 716)	(60 475)	(91 536)
Repayment of Deposit and Loan, Nordic Galaxy	9 000	0	10 609
Other	(129)	0	(61)
Net Cash Provided by (Used in) Investing Activities	7 155	(61 270)	(81 783)
Net Proceeds from Issuance of Common Stock	75 584	0	4
Proceeds from Use of Credit Facility	20 000	95 000	155 000
Dividends Paid	(47 624)	(40 082)	(54 273)
Net Cash Provided by (Used in) Financing Activities	47 960	54 918	100 731
Net Increase (Decrease) in Cash and Cash Equivalents	61 051	(6 817)	6 785
Cash and Cash Equivalents at Beginning of Period	24 006	17 221	17 221
Cash and Cash Equivalents at End of Period	85 057	10 404	24 006

NORDIC AMERICAN TANKER LIMITED

	Three Months Ended			Nine Months Ended
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES Amounts in USD '000	Sep. 30, 2012 (unaudited)	June 30, 2012 (unaudited)	Sep. 30, 2011 (unaudited)	Sep. 30, 2012 (unaudited)	Sep. 30, 2011 (unaudited)

Voyage Revenue	20 085	29 255	16 172	86 011	70 158
Voyage Expense	(4 624)	(707)	(4 929)	(11 527)	(9 548)
Net Voyage Revenue (1)	15 461	28 548	11 243	74 484	60 610

	Three Months Ended			Twelve Months Ended
	Sep. 30, 2012 (unaudited)	June 30, 2012 (unaudited)	Sep. 30, 2011 (unaudited)	Dec. 31, 2011
Net Operating Loss	(21 761)	(7 192)	(37 097)	(71 213)
Depreciation Expense	17 431	17 192	15 467	64 626
Loss on Contract	0	0	16 200	16 200
Share Based Compensation and Pension Cost	1 168	346	(34)	3 129
Operating Cash Flow (2)	(3 162)	10 346	(5 464)	12 742

Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance.  Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

Operating cash flow represents income from vessel operations before depreciation and non-cash administrative charges.  Operating cash flow is included because certain investors use this data to measure a shipping company's financial performance. Operating cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.  Declaration of dividends is solely in the discretion of the Board of Directors and may change from time to time."

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, factors impacting the declaration of dividends, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.

Contacts:
Scandic American Shipping Ltd
Manager for:
Nordic American Tankers Limited
P.O Box 56, 3201 Sandefjord, Norway
Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com

Rolf Amundsen, Head of Investor Relations, Norway
Nordic American Tankers Limited
Tel: +1 800 601 9079 or + 47 908 26 906

Jacob Ellefsen, Head of Research, Monaco
Nordic American Tankers Limited
Tel: + 377 93 25 89 07 or + 33 678 631 959

Turid M. Sørensen, EVP & CFO, Norway
Nordic American Tankers Limited
Tel: +47 33 42 73 00 or + 47 905 72 927

Gary J. Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223